UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025
Buenos Aires C1107ADQ
Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes          No  X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, October 18, 2010

Mr. President
Comisión Nacional de Valores
S             /             D

Ref.:
Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.), (Distribution and Marketing Company of the North S.A.) (the “Company”) Hecho relevante. Cancellation of Senior Notes due 2017.

I have the pleasure of addressing you, in my capacity as Head of Investor Relations of Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR” or the “Company”) and in compliance with articles 2 and 3 of Chapter XXI of the CNV Regulations, to inform you of the cancellation of US$ 65,310,000 aggregate principal amount of Senior Notes due 2017.-

The Notes were purchased at market prices.  The notes were sent for cancellation to the trustee under the Trust Agreement (Indenture) dated October 9, 2007 between the Company, The Bank of New York, as Trustee, co- registrar agent and paying agent, and Banco Río de la Plata S.A., as registrar, transfer and paying agent in Argentina and the trustee’s representative in Argentina.

Sincerely, Ivana Del Rossi EDENOR S.A. Head of Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Empresa Distribuidora y Comercializadora Norte S.A.
By: /s/ Luis Pablo Rogelio Pagano
Luis Pablo Rogelio Pagano
Chief Financial Officer

Date: October 21, 2010